

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2006 SEP 26 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Comm
Office of International Corporat
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549



06017094

20 September 2006

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

08-Sep-06	Director/PDMR Shareholding
14-Sep-06	Board Appointment
18-Sep-06	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

PROCESSED
SEP 2 8 2006
THOMSON
FINANCIAL

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Regulatory Announcement

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RECEIVED

2006 SEP 26 P 12:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:11 08-Sep-06
Number	PRNUK-0809

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

8 September 2006

Friends Provident plc announces the transfer of 18,864 treasury shares on 8 September 2006 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.8905 per share to satisfy its obligation to issue shares to SIP participants in August 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 18,864 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 6 September 2006	Total no. of shares held by directors and Connected Persons
A R G Gunn	66	105,360
K Satchell	66	207,628

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 September 2006	Total no. of shares held by directors and Connected Persons
S J Clamp	66	3,862
A P Jackson	66	8,231
J R McIver	66	8,341
R Sepe	66	10,653
J Stevens	66	9,897
P T Tunnicliffe	66	9,037

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 10,756 shares out of the 2,041,981 shares held by the Trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,093,821

shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:28 18-Sep-06
Number	PRNUK-1809

Treasury Shares

18 September 2006

Friends Provident plc announces that following the transfer of 12,862 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the Friends Provident plc Executive Share Option Scheme and the Deferred Share Plan, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,080,959 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends Provident PLC
TIDM	FP.
Headline	Board Appointment
Released	11:30 14-Sep-06
Number	9539I

RNS Number:9539I
Friends Provident PLC
14 September 2006

14 September 2006

Friends Provident plc board appointment

Friends Provident, the FTSE 100 life and assurance company, has appointed Sir Mervyn Pedelty, 57, as a non-executive director with effect from 1 October 2006.

He was chief executive of The Co-operative Bank from 1997 until his retirement in December 2004 and in addition, he was chief executive of Co-operative Financial Services and the Co-operative Insurance Society from 2002 until December 2004.

He is currently a non-executive director of Hiscox plc, chair of the FTSE4GOOD Policy Committee, a director of Business in the Community, and was a member of the Department for Work and Pensions Employer Task Force on Pensions.

After completing his professional training, Sir Mervyn worked in a range of senior finance and general management roles, eventually joining TSB Group plc in 1987, where he was appointed chief executive of commercial operations and group risk director in 1992. He became a partner at L.E.K Consulting LLP in 1996.

Sir Adrian Montague, chairman of Friends Provident, commenting on the appointment, said:

"I am delighted to welcome Mervyn to the board. His work with a range of organisations that benefit the community, in addition to his considerable financial experience, will benefit Friends Provident greatly."

Sir Mervyn Pedelty, commenting on his appointment, said:

"Friends Provident is a company that has developed a reputation for balancing strong market performance with a progressive and ethical culture. I am delighted to become an active participant in its further development".

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Di Skidmore	Friends Provident plc	0845 641 7833

Ref: G137

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs nearly 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

The business was founded in 1832 on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Fast growing

International Life & Pensions:

- Friends Provident International - 2005 full-year new business up 32% on 2004
- Lombard - new business compound annual growth rate 28% over last 10 years

UK Life & Pensions:

- Market share grown in each of last 3 years, from 3.4% in 2002 to 4.7% in 2005

Asset Management:

- Funds under management up from c£30 billion at listing to more than £110 billion at 31 March 2006

Financially strong

- With Profits Fund surplus £236m and Risk Capital Margin £276m at 31 December 2005
- Life & Pensions excess capital resources in accordance with FRS 27 £1.8 billion at 31 December 2005
- Regulatory solvency: Free Asset Ratio 18.3% at 31 December 2005

For more information on Friends Provident including, images, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media

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